1157654

3-14-02

02026530

1-15234

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

March 14, 2002

Technip-Coflexip
(Translation of Registrant's Name Into English)

170 place Henri-Régnault
92973 Paris La Défense 6
France
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________)

Enclosure: Three press releases dated March 11, 2002, March 12, 2002 and March 14, 2002 announcing:

- (i) 2001 Year-End results conference call
- (ii) BHP Billiton awards Technip-Coflexip a feed contract for the Angostura development offshore Trinidad
- (iii) Technip-Coflexip awarded a contract to design and build an acetic acid plant in Saudi Arabia.

CRGH

TECHNIP-COFLEXIP

PRESS RELEASE

Paris-La-Défense, 11 March 2002

2001 YEAR-END RESULTS CONFERENCE CALL

Technip-Coflexip (NYSE: TKP and Euronext: 13170) will announce its 2001 year-end results on Wednesday, March 20, 2002, after the closing of the Paris and New-York stock exchanges.

Daniel Valot, Chairman of the Management Board of Technip-Coflexip will comment on the results and will field questions during the following two conference calls:

- A **French language** conference call will be held on Thursday, **March 21, 2002, at 11:30 am Paris time**.

  To participate in the **French language conference**, simply dial **+33 (0) 1 56 38 35 35 or +33 (0) 1 55 69 57 51** (France) ten to fifteen minutes prior to the scheduled start time.

  Please be sure that you call from a touch tone phone to be able to connect to the call and participate in the question and answer session. You will be asked for the name of the conference "Technip-Coflexip" and the name of the Chairman of the Management Board "Mr. Valot".

  A replay will be available, starting 2 hours after the close of the call, for 7 days. To listen to the replay dial **+33 (0) 1 40 50 20 20** and use the confirmation code **6345**.

  A copy of Mr. Valot's presentation and the press release announcing results will be available in the Presentations and Meetings section of the Technip-Coflexip web site at www.technip-coflexip.com.

- An **English language** conference call will be held on Thursday, **March 21, 2002, at 5:30 p.m. Paris time, 11:30 a.m. Eastern US time and 10:30 a.m. Central US time**.

  To participate in the **English language conference**, simply dial **1 (719) 457-2649** (United States) five to ten minutes prior to the scheduled start time.

  A replay will be available, starting 2 hours after the close of the call, for 7 days. To listen to the replay dial **1 (719) 457-0820** and use the confirmation code **639830**.

Both calls (in English and in French) will be broadcast live on the Group Website and replays available for 7 days. The Web address is: www.technip-coflexip.com, the replay will be in the Presentations and Meetings section.

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With a workforce of about 18,000 and annual revenues of about 5 billion euros, TECHNIP-COFLEXIP ranks among the top five international groups in the field of oil and petrochemical engineering, construction and services. Headquartered in Paris, the Group is listed in New York (NYSE: TKP) and in Paris (EURONEXT: 13170). The main engineering and business centers of Technip-Coflexip are located in France, Italy, Germany, the UK, Norway, Finland, the Netherlands, the United States, Brazil, Abu-Dhabi, China, India, Malaysia and Australia. The Group has high-quality industrial and construction facilities in France, Brazil, the UK, the USA, and Finland as well as a world class fleet of offshore construction vessels.

Technip-Coflexip's web-site is accessible at: http://www.technip-coflexip.com

Statements in this news release other than historical financial information are forward-looking statements subject to risks and uncertainties. Actual results could differ materially depending on factors such as capital expenditures in the oil and gas industry, the timing of development of offshore energy resources, materialization of construction risks, the strength of competition, interest rate movements and stability in developing countries. Results of operations in any past period should not be considered indicative of the results to be expected for future periods.

For further information contact:

Sylvie Hallemans
Press Relations
TECHNIP-COFLEXIP
Tel. +33 (0) 1 47 78 34 85
Fax +33 (0) 1 47 78 24 33
E-mail: shallemans@technip-coflexip.com

Miranda Weeks
Investor Relations Officer
TECHNIP-COFLEXIP
Tel. +33 (0) 1 55 91 88 27
Fax +33 (0) 1 55 91 87 11
E-mail: mweeks@technip-coflexip.com

TECHNIP-COFLEXIP

PRESS RELEASE

Paris-La Défense, March 12, 2002

BHP BILLITON AWARDS TECHNIP-COFLEXIP A FEED CONTRACT FOR THE ANGOSTURA DEVELOPMENT OFFSHORE TRINIDAD

CSO AKER ENGINEERING, INC., a US entity of the TECHNIP-COFLEXIP Group (NYSE: TKP, Euronext: 13170) has been awarded a Front-End Engineering Design (FEED) contract by BHP Billiton for its Angostura Development Project offshore Trinidad.

CSO Aker Engineering will execute the engineering contract together with sister company Technip Upstream Houston. Completion of FEED is scheduled for Q2 2002.

The final configuration of the Development is yet to be agreed, the project is pursuing an aggressive schedule to first oil in the first half of 2004.

Chris Harding, President of CSO Aker Engineering, stated: "We are honored to be awarded this challenging engineering contract by BHP Billiton. This award provides us the opportunity to work jointly with Technip Upstream and clearly demonstrate the breadth of capabilities of the new Technip-Coflexip group."

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With a workforce of about 18,000 and annual revenues of about 5 billion euros, TECHNIP-COFLEXIP ranks among the top five in the field of oil and petrochemical engineering, construction and services. Headquartered in Paris, the Group is listed in New York (NYSE: TKP) and in Paris (EURONEXT: 13170). The main engineering and business centers of Technip-Coflexip are located in France, Italy, Germany, the UK, Norway, Finland, the Netherlands, the United States, Brazil, Abu-Dhabi, China, India, Malaysia and Australia. The Group has high-quality industrial and construction facilities in France, Brazil, the UK, the USA, and Finland as well as a world class fleet of offshore construction vessels.

TECHNIP-COFLEXIP's website is accessible at: http://www.technip-coflexip.com

TECHNIP-COFLEXIP

Statements in this news release other than historical financial information are forward-looking statements subject to risks and uncertainties. Actual results could differ materially depending on factors such as capital expenditures in the oil and gas industry, the timing of development of offshore energy resources, materialization of construction risks, the strength of competition, interest rate movements and stability in developing countries.

For further information contact:

Sylvie Hallemans
Press Relations
TECHNIP-COFLEXIP
Tel. +33 (0) 1 47 78 34 85
Fax +33 (0) 1 47 78 24 33
E-mail: shallemans@technip-coflexip.com

Miranda Weeks
Investor Relations Officer
TECHNIP-COFLEXIP
Tel. +33 (0) 1 55 91 88 27
Fax +33 (0) 1 55 91 87 11
E-mail: mweeks@technip-coflexip.com

TECHNIP-COFLEXIP

PRESS RELEASE

Paris-La Défense, March 14, 2002

TECHNIP-COFLEXIP AWARDED A CONTRACT TO DESIGN AND BUILD AN ACETIC ACID PLANT IN SAUDI ARABIA

Technip-Coflexip (NYSE: TKP and Euronext: 13170) has been awarded by SABIC a contract, for the design and construction of an acetic acid plant in SABIC's Arabian Industrial Fibers Company Complex in the industrial city of Yanbu, Saudi Arabia.

This 30,000-ton-a year acetic acid plant will use the new acetic technology based on the oxidization of ethane, which has been developed by SABIC's Research and Development center in Riyadh.

Technip-Coflexip's scope of work includes: project management, engineering, procurement of equipment and materials, construction, precommissioning and assistance to commissioning and start-up.

The project will be carried out by the engineering center of Technip-Coflexip based in Rome, with the construction being handled by the Group's local affiliate Technip Saudi Arabia.

The plant is scheduled to come on stream by the beginning of the second quarter of 2004.

Acetic acid production will be used by Arabian Industrial Fibers Co. as a feedstock to produce PTA, an intermediate to manufacture polyesters.

With a workforce of about 18,000 and annual revenues of about 5 billion euros, TECHNIP-COFLEXIP ranks among the top five in the field of oil and petrochemical engineering, construction and services. Headquartered in Paris, the Group is listed in New York (NYSE: TKP) and in Paris (EURONEXT: 13170). The main engineering and business centers of Technip-Coflexip are located in France, Italy, Germany, the UK, Norway, Finland, the Netherlands, the United States, Brazil, Abu-Dhabi, China, India, Malaysia and Australia. The Group has high-quality industrial and construction facilities in France, Brazil, the UK, the USA, and Finland as well as a world class fleet of offshore construction vessels.

TECHNIP-COFLEXIP's website is accessible at: http://www.technip-coflexip.com

TECHNIP-COFLEXIP

Statements in this news release other than historical financial information are forward-looking statements subject to risks and uncertainties. Actual results could differ materially depending on factors such as capital expenditures in the oil and gas industry, the timing of development of offshore energy resources, materialization of construction risks, the strength of competition, interest rate movements and stability in developing countries.

For further information contact:

Sylvie Hallemans
Press Relations
TECHNIP-COFLEXIP
Tel. +33 (0) 1 47 78 34 85
Fax +33 (0) 1 47 78 24 33
E-mail: shallemans@technip-coflexip.com

Miranda Weeks
Investor Relations Officer
TECHNIP-COFLEXIP
Tel. +33 (0) 1 55 91 88 27
Fax +33 (0) 1 55 91 87 11
E-mail: mweeks@technip-coflexip.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Technip-Coflexip has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 14, 2002

TECHNIP-COFLEXIP

By: ____________

Name: Patrick Picard

Title: Corporate Secretary